Expeditors International of Washington, Inc. 1015 Third Avenue 12th Floor Seattle, WA 98104-1190 Tel: 206-674-3400 Fax: 206-682-9777

May 7, 2010

Mr. Max Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549-0305

RE:    Expeditors International of Washington, Inc.

           Definitive Proxy Statement on Schedule 14A

           Filed March 19, 2010

           File No. 000-13468

Dear Mr. Webb:

This letter sets forth the responses of Expeditors International of Washington, Inc. (the “Company”) to the comments of the Security and Exchange Commission (“Commission”) staff relating to the filing referenced above contained in your letter dated May 6, 2010 (the “Comment Letter”). The Commission’s comments and the Company’s responses are set forth below and are numbered to correspond to the numbers of the Comment Letter.

Executive Compensation, page 13

Targeted Overall Compensation, page 14

1. We note your disclosure that the “Compensation Committee considers the competitiveness of the entire compensation package of an Executive Officer relative to that paid by similar companies when evaluating the adequacy of the base salaries, percentage allocation of the non-equity incentive compensation program and grants of stock options.” Please advise whether benchmarking is material to your compensation policies and decisions. If so, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Company response:

Benchmarking is not material to the Company’s compensation policies and decisions. As disclosed in the Proxy Statement, the Company’s compensation programs are well established as they have been in place since the Company became a publicly traded entity in September 1984. The benchmarking activity is conducted by Company employees and is limited to reviewing certain compensation information disclosed by publicly traded companies in the Dow Jones Transportation Index and UTi Worldwide Inc. Benchmarking has not altered the Company’s compensation programs, policies or decisions but does annually confirm certain comparative disclosures in the Company’s Proxy Statement (such as the disclosure on page 13 stating that base salaries of Executive Officers are 50%-92% lower than comparable base salaries for similar positions in our industry) and that the Company’s entire compensation package offered to an Executive Officer is competitive and gives the Executive Officer the opportunity to earn superior levels of compensation. In future filings, the Company will delete this sentence and other references to benchmarking activities as they are not a material element in the Company’s compensation policies and decisions.

You’d be surprised how far we’ll go for you!

Equity Compensation Programs, page 16

2. We note your disclosure in the first paragraph of this section that the Compensation Committee granted stock options to “3,376 employees including all of the six Named Executive Officers” during 2009. We also note the last sentence of the first paragraph. As this paragraph appears to indicate that all six Named Executive Officers received stock options, please advise as to why the chart on page 17, the Summary Compensation Table on page 27 and the Grants of Plan-Based Awards Table on page 30 appear to reflect that only three of the Named Executive Officers received stock options.

Company response:

The chart on page 17, the Summary Compensation Table on page 27 and the Grants of Plan-Based Awards Table on page 30 are correct as only three of the Named Executive Officers received stock options in 2009. In future filings, the Company will revise the disclosure as follows:

During 2010, the Compensation Committee granted stock options for                  shares to                  employees, including Named Executive Officers as shown in the table below. All stock options granted by the Compensation Committee in 2010 were made based upon recommendations by management on the basis of the factors set forth below and endorsed by the Chairman and Chief Executive Officer. As a practice, all option grant recommendations and subsequent option grants to the Chief Executive Officer and Executive Officers who reported directly to the Chief Executive Officer are made at the sole initiative and discretion of the Compensation Committee. The Named Executive Officers who received stock options in 2010 were recommended and approved to receive stock options by the Compensation Committee.

As requested, the Company acknowledges that:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Should you require any additional information in regard to the matters above, please feel free to contact the undersigned by fax at (206) 674-3459 or by phone at (206) 674-3412 (direct line).

Very truly yours,

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.

/s/ Bradley S. Powell
Bradley S. Powell Chief Financial Officer

BSP: nf

cc:      Peter J. Rose, Expeditors International of Washington, Inc.

           R. Jordan Gates, Expeditors International of Washington, Inc.

           Amy J. Tangeman, Expeditors International of Washington, Inc.

           Julie Rizzo, Securities and Exchange Commission, fax number (703) 813-6967